UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: tZERO ATS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Fulton St, 1 World Trade Center, 58th Flr
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Quall 347-293-1274
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joel Quall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of tZERO ATS, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

CFO & FINOP
Title

[Signature]
Notary Public

ALEX VLASTAKIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VL6326757
Qualified in Richmond County
My Commission Expires 06-22-2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

tZERO ATS, LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

tZERO ATS, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
tZERO ATS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of tZERO ATS, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2020

tZERO ATS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	116,742
Due from affiliate		17,645
Accounts receivable		4,306
Other assets		3,235
Prepaid expense		6,080
TOTAL ASSETS	$	148,008

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to broker	$	12,500
Accrued expenses and other liabilities		16,678
TOTAL LIABILITIES		29,178
Member's Equity		118,830
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	148,008

See the accompanying report of independent registered public accounting firm and notes to financial statements

tZERO ATS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE:	
Commissions, from affiliate	$ 180,000
Commissions, from third party	52,207
Due diligence fees	10,000
TOTAL REVENUE	242,207
EXPENSES:	
Clearing expenses	163,170
Affiliate service and support fees	154,305
Market data	35,369
Professional fees	22,007
Regulatory fees	5,380
CRD fees	11,938
Other expenses	1,110
TOTAL EXPENSES	393,279
NET LOSS	$ (151,072)

See the accompanying report of independent registered public accounting firm and notes to financial statements

tZERO ATS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's Equity - January 1, 2019	$	19,902
Capital Contribution from Parent		250,000
Net Loss		(151,072)
Member's Equity - December 31, 2019	$	118,830

See the accompanying report of independent registered public accounting firm and notes to financial statements

tZERO ATS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net Loss		$ (151,072)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease / (Increase) in operating assets:		
Accounts Receivable	(4,307)	
Prepaid expense	(3,136)	
Due from Affiliate	(2,645)	
Other assets	(235)	
(Decrease) / Increase in operating liabilities:		
Accrued expenses and other liabilities	1,659	
Total adjustments		(8,664)
Net Cash used in operating activities		(159,736)
Cash flow from financing activities: Parent company capital contribution		250,000
NET CHANGE IN CASH		90,264
Cash at January 1, 2019		26,478
Cash at December 31, 2019		$ 116,742

See the accompanying report of independent registered public accounting firm and notes to financial statements

SUPPLEMENTARY INFORMATION

NOTE 1. ORGANIZATION

tZero ATS, LLC (the "Company"), formerly known as Pro Securities LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an SEC and FINRA approved Alternative Trading System ("ATS") and exempt from SEC Rule 15c3-3. During the year ended December 31, 2019 the Company had limited trading activity (matching orders) of ETFs in the after-hours trading session. The Company's ATS is also used for trading the tZERO Preferred (TZROP) and Overstock Digital Preferred (OSTKO) security tokens. The Company's principal place of business is New York, NY.

The Company is a wholly owned subsidiary of tZERO Group, Inc. (the "Parent"), which is a majority owned subsidiary of Overstock.com, Inc.

The Company is affiliated with SpeedRoute, LLC, through common ownership. For the year ended December 31, 2019, the Company derived most of its income from SpeedRoute, LLC and is economically dependent on SpeedRoute, LLC. The Company is also economically dependent on the Parent for funding. The loss of either of these relationships could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of these relationships or the ability to fund any deficit of tZERO ATS LLC.

Beginning in July 2019, the Company generated revenue from a third-party with regards to its trading of TZROP and OSTKO security tokens.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2019, which would include highly liquid investments purchased with an original maturity of three months or less.

Receivables and Credit Policy

Receivables are obligations due from the customer (broker-dealers) under terms requiring payments up to thirty days from the previous production month. The Company

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency.

Revenue Recognition

Securities transactions (and the related agency commission revenue and expense) are recorded on a trade date basis.

Disaggregation of Revenues

The following table presents the Company's revenue from contracts with customers disaggregated by the services provided, by timing of revenue recognition, reconciled to the Company's Statements of Operations for the year ended December 31, 2019:

Revenue Stream	Income Statement Classification		YEAR ENDED DEC 31, 2019
Revenue from Commissions Income, Net :			
Commissions, from affiliate	Commissions Income, Net	$	180,000
Commissions, from third party	Commissions Income, Net		52,207
Revenue from Commissions Income, Net :			
Due diligence fees	Due Diligence Income, Net		10,000
Total revenues	**Total revenues**	**$**	**242,207**

Contract Assets and Contract Liabilities

The timing of the revenue recognition may differ from the timing of payment from affiliates. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for income tax reporting purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the parent company, Overstock.com, Inc. The Company records its proportional share of the income tax expense incurred by Overstock.com, Inc. and treats this as an amount due to its parent. However, there was no taxable income earned during the year ended December 31, 2019 and accordingly no provision for income taxes was recorded. Further, management did not record a net deferred tax asset associated with its net operating loss for the year ended December 31, 2019 due to the potential uncertainty of recovering this amount.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740*, Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination, based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The Company is no longer subject to federal, state or city examinations by authorities for years before 2014.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to Board Resolutions of tZERO Group, Inc., dated January 23, 2019 and October 10, 2019, capital contributions of $100,000 and $150,000 respectively, were made to the Company.

At December 31, 2019, the Company had net capital of $109,515, which was $104,515 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.27 to 1 as of December 31, 2019.

NOTE 4. RELATED PARTY AND AFFILIATED TRANSACTIONS

For the year ended December 31, 2019, the Company earned commissions income of $180,000 from SpeedRoute, LLC, an entity related by common ownership. Of this amount, $15,000 is receivable as of December 31, 2019, and is included in “Due from Affiliate”.

The Company passes SEC fees incurred for after-hours trading onto SpeedRoute, LLC. For the year ended December 31, 2019, the Company passed on $34,378 of these fees. This amount is included as a reduction of “Clearing Expenses” in the Statement of Operations as the amounts are permitted to be offset. Of this amount, $2,645 is receivable as of December 31, 2019, which is included in “Due from Affiliate”.

On July 1, 2016, the Company entered into an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of the Parent. The agreement was for a two-year period, thereafter the term shall be automatically extended for successive periods of one year. As amended on July 1, 2019, the monthly fee is $1,160. For the year ended December 31, 2019, the Company paid technology related services, rent and managerial support to t0 Technologies, LLC, in the amount of $13,800. This amount is included in “Affiliate Service and Support Fees” in the Statement of Operations. Of this amount, there is nothing payable as of December 31, 2019.

On November 1, 2017, the Company entered a service and expense sharing agreement with the Parent. The agreement was for a two-year period, thereafter the term shall be automatically extended for successive periods of one year. This agreement covers payroll and personnel costs. As amended on July 1, 2019, the bi-weekly service fee is $8,270. For the year ended December 31, 2019, the Company paid service fees to the Parent in the amount of $140,505. This amount is included in “Affiliate Service and Support Fees” in the Statement of Operations. Of this amount, there is nothing payable as of December 31, 2019.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2019.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the company.

NOTE 6. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2019.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated the impact of all subsequent events through February 26, 2020, the date the Company's financial statements were available to be issued and has determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

tZERO ATS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Member's equity	$ 118,830
Less:	
Non-allowable assets	9,315
Net capital	109,515
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 104,515
Aggregate indebtedness	$ 29,178
Ratio of aggregate indebtedness to net capital	0.27 to 1

No material difference exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying report of independent registered public accounting firm

tZERO ATS, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii).

Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying report of independent registered public accounting firm

SUPPLEMENTARY REPORTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
tZERO ATS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) tZERO ATS, LLC (the “Company”) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) tZERO ATS, LLC stated that the company met the identified exemption provisions as of and for the year ended December 31, 2019 without exception. The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2020

tZERO ATS LLC'S EXEMPTION REPORT

tZERO ATS LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240. 15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

tZERO ATS, LLC

I, Joel Quall, swear that, to the best of my knowledge and belief, this Exemption Report, is true and correct.

By: Joel Quall

Title: FINOP

February 26, 2020